

11008076

FORM 11-K
BERKSHIRE HATHAWAY INC.
1440 Kiewit Plaza
Omaha, Nebraska 68131

June 29, 2011



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: General Re Corporation
Report on Form 11-K

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are submitting herewith the attached Form 11-K.

Very truly yours,

Marc D. Hamburg
Senior Vice President
(Principal Financial Officer)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 11-K



ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2010

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Consent of Independent Accountants.

(c) Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

| | |
|---|---|
| PLAN: | EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES |
| PLAN ADMINISTRATOR: | GENERAL RE CORPORATION |

By: ______________________
Marc D. Hamburg

Date: 6/28/11

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/23/11

William G. Gasdaska
Chief Financial Officer
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra Bell, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 23 June 2011

Sandra Bell
Plan Trustee
Senior Vice President
General Reinsurance Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 23, 2011

Richard W. Manz
Second Vice President
General Reinsurance Corporation

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 27, 2011, relating to the financial statements and supplements schedule of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2010.

Deloitte + Touche LLP

Omaha, Nebraska
June 27, 2011


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
WASH, D.C.
211
SECTION

*Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries*

**Report of Independent Registered Public Accounting Firm**

**Financial Statements**
as of December 31, 2010 and 2009, and
for the Year Ended December 31, 2010
**Supplemental Schedule**
as of December 31, 2010

# EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

## TABLE OF CONTENTS



NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



**Deloitte & Touche LLP**
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

Deloitte + Touche LLP

June 27, 2011

## EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

### STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010

| | Allocated | Unallocated | Total |
|---|---|---|---|
| ASSETS: | | | |
| Investments — at fair value: | | | |
| Participant-directed investments | $ 419,497,825 | $ - | $ 419,497,825 |
| Nonparticipant-directed investments — Berkshire Hathaway - B ESOP Fund | 244,582,079 | 273,181,749 | 517,763,828 |
| Total investments | 664,079,904 | 273,181,749 | 937,261,653 |
| Notes receivable from participants | 5,161,535 | - | 5,161,535 |
| Total assets | 669,241,439 | 273,181,749 | 942,423,188 |
| LIABILITIES: | | | |
| Loan payable to General Re Corporation | - | 56,881,759 | 56,881,759 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 669,241,439 | $ 216,299,990 | $ 885,541,429 |

See notes to financial statements.


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
WASH, D.C.
211
SECTION

## EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

### STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009

| | Allocated | Unallocated | Total |
|---|---|---|---|
| ASSETS: | | | |
| Investments — at fair value: | | | |
| Participant-directed investments | $ 368,881,540 | $ - | $ 368,881,540 |
| Nonparticipant-directed investments — Berkshire Hathaway - B ESOP Fund | 199,700,515 | 243,123,326 | 442,823,841 |
| Total investments | 568,582,055 | 243,123,326 | 811,705,381 |
| Notes receivable from participants | 5,278,409 | - | 5,278,409 |
| Total assets | 573,860,464 | 243,123,326 | 816,983,790 |
| LIABILITIES: | | | |
| Loan payable to General Re Corporation | - | 65,012,268 | 65,012,268 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 573,860,464 | $ 178,111,058 | $ 751,971,522 |

See notes to financial statements.

## EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

### STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010

| | Participant | Nonparticipant Directed | | |
|---|---|---|---|---|
| | Directed | Allocated | Unallocated | Total |
| ADDITIONS: | | | | |
| Contributions: | | | | |
| Participant contributions | $ 17,519,359 | $ - | $ - | $ 17,519,359 |
| Employer contributions | - | 23,095,132 | - | 23,095,132 |
| Total contributions | 17,519,359 | 23,095,132 | - | 40,614,491 |
| Investment income: | | | | |
| Net appreciation in fair value of investments | 43,781,284 | 43,286,932 | 42,414,729 | 129,482,945 |
| Dividends | 5,686,519 | - | - | 5,686,519 |
| Net investment income | 49,467,803 | 43,286,932 | 42,414,729 | 135,169,464 |
| Interest income on notes receivable from participants | 310,594 | - | - | 310,594 |
| Interfund transfers | 11,551,964 | (11,551,964) | - | - |
| Total additions | 78,849,720 | 54,830,100 | 42,414,729 | 176,094,549 |
| DEDUCTIONS: | | | | |
| Benefits paid to participants | 28,347,739 | 9,948,470 | - | 38,296,209 |
| Interest expense | - | - | 4,225,797 | 4,225,797 |
| Service fees | 2,570 | 66 | - | 2,636 |
| Total deductions | 28,350,309 | 9,948,536 | 4,225,797 | 42,524,642 |
| INCREASE IN NET ASSETS | 50,499,411 | 44,881,564 | 38,188,932 | 133,569,907 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | | | |
| Beginning of year | 374,159,949 | 199,700,515 | 178,111,058 | 751,971,522 |
| End of year | $ 424,659,360 | $ 244,582,079 | $ 216,299,990 | $ 885,541,429 |

See notes to financial statements.

### 1. DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

***General*** - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Also, beginning in 2006, the Company began to make additional contributions to employee accounts within the Plan. These additional contributions are based on age and total compensation (base salary and 100% of bonus amounts) and include a "profit sharing" feature for employees of the insurance and reinsurance subsidiaries based on underwriting profits.

***Employee Stock Ownership Plan*** - In July 1989, the Company established a leveraged Employee Stock Ownership Plan ("ESOP") which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement (the "Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank ("State Street"), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock").

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest only payments at an annual rate of 6.5% and resulted in the contribution by the Company and allocation of an additional 4,057 shares of Common Stock in the Plan between 1999 and 2007.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company. The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

On December 31, 2008, the United States Aviation Underwriters Incorporated 401(k) Retirement Savings Plan (the "USAU 401(k) Plan") was merged into the Plan and assets of $16,676,421 were transferred. The purpose of the merger was to enable USAU participants to share in the administrative features that the ESOP offers and to reduce costs associated with plan administration.

Effective January 21, 2010 Berkshire Hathaway Inc. Class B stock was split 50 for 1. All appropriate alloctions were made to the records of State Street, Fidelity and the Company. The impact of the stock split was retroactively applied to all share numbers included in these financial statements.

The lender (the Company) has no rights against shares of common stock once they are allocated to participants. During the year ended December 31, 2010, the Company contributed additional funds of $8,130,509 to support the Plan's debt service and the Plan paid $4,225,797 in interest expense to the Company. In 2010 the Plan allocated 288,080 shares of Common Stock to participants and 261,805 shares were retired. There were 3,410,083 and 2,874,718 shares of unallocated and allocated Common Stock, respectively, at December 31, 2010.

The loan balance was $56,881,759 at December 31, 2010. It had an estimated fair value of $60,776,625 based on discounted cash flow analyses and the Plan's current incremental borrowing rates for similar types of arrangements at such date.

***Contributions*** - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which were $16,500 for 2010. Participant contributions may be allocated among any of the Plan's investment funds, at the participant's discretion, with the exception of the Berkshire Hathaway-B ESOP fund. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary. In 2010, the Company contributed $8,504,990 in matching contributions.

Beginning in 2006, the Company is making additional contributions based on age and total compensation (base salary and 100% of bonus amounts). In addition, contributions are also being made based on underwriting profits. In 2010, the Company contributed $14,590,142 resulting from these additional contributions.

***Payment of Benefits*** - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant's account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

***Participant Accounts*** - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

***Vesting*** - All participant contributions become vested immediately. Participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company Service.

***Forfeited Accounts*** - Forfeited nonvested accounts are allocated at the time of the next subsequent employer matching contribution to other participants' accounts based on terms as defined in the Plan agreement. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $67,737 and $95,639 respectively.

***Interfund Transfers*** - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire Hathaway – B ESOP Fund to any other participant-directed funds offered in the Plan. This includes both the Company match amounts and defined contribution retirement benefits. There are no service, age or vesting restrictions on a participant's ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

***Participant Loans*** - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans were 4.25% in 2010. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates*** - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

***Risk and Uncertainties*** - The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Investment Valuation and Income Recognition*** - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments in common stock and mutual funds are valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of a stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

The Fidelity Managed Income Portfolio is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with GAAP, a stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. As the fair value and contract value of the stable value fund approximate each other, an additional line item representing the adjustment from fair value to contract value was not presented in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***Notes Receivable from Participants*** - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

***Expenses*** - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

***Payment of Benefits*** - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid as of December 31, 2010 and 2009

***Contributions*** - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

*New Accounting Standards*

***ASU No. 2010-06, Fair Value Measurements and Disclosures*** - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

***ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans*** - In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

## 3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2010 and 2009 were:

Berkshire Hathaway B — Unitized Stock Fund
Fidelity Retirement Government Portfolio
Fidelity Retirement Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Balanced Fund
Fidelity Real Estate Fund
Fidelity U.S. Bond Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Fidelity Magellan Fund
Vanguard Inflation-Protected Securities Fund
PIMCO High Yield Fund
PIMCO Global Bond Fund
American Beacon Large-Cap Fund
Goldman Sachs Mid-Cap Value Fund
Vanguard Total Stock Market Index Fund
Davis New York Venture Fund
Vanguard Institutional Index Fund
Vanguard Mid-Cap Index Fund
Neuberger Berman Genesis Fund
Vanguard Small-Cap Index Fund
Fidelity Growth Company Fund
Hartford Growth Fund
Allianz RCM Mid-Cap Fund
Fidelity Small-Cap Independence Fund
American Funds Capital World Growth & Income Fund
Artio International Equity Fund
Spartan International Index Fund
Lazard Emerging Markets Portfolio

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2010 or 2009, were as follows:

| | 2010 | 2009 |
|---|---|---|
| Berkshire Hathaway - B ESOP Fund, 6,463,161 and 134,762 shares, respectively | $ 517,763,828 *# | $ 442,823,841 *# |
| Berkshire Hathaway - B Unitized Fund, 1,502,012 and 11,708 shares, respectively | 44,582,497 * | 38,473,385 * |

* Represents a party-in-interest to the Plan

# Nonparticipant directed

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | **2010 Net Appreciation in Fair Value of Investments** |
|---|---|
| Berkshire Hathaway-B ESOP Fund | $85,701,661*# |
| Fidelity Magellan Fund | 2,020,198* |
| Berkshire Hathaway B - Unitized Fund | 8,403,162* |
| Fidelity Growth Company Fund | 4,902,588* |
| Fidelity Retirement Money Market Portfolio | - |
| Fidelity Managed Income Portfolio | - |
| Fidelity Retirement Government Portfolio | - |
| Fidelity Small-Cap Independence Fund | 1,817,498* |
| Fidelity Balanced Fund | 2,230,826* |
| PIMCO High Yield Fund | 434,142 |
| Fidelity Real Estate Fund | 1,499,420 |
| Neuberger Berman Genesis Trust Fund | 3,165,738 |
| PIMCO Global Bond Fund | 193,512 |
| Vanguard Institutional Index Fund | 944,419 |
| Vanguard Mid-Cap Index Fund | 1,601,815 |
| Lazard Emerging Markets Portfolio | 3,872,298 |
| Allianz RMC Mid-Cap Fund | 263,684 |
| Artio International Equity Fund | 914,178 |
| Vanguard Inflation Protected Securities Fund | 514,811 |
| Vanguard Small-Cap Index Fund | 992,097 |
| Vanguard Total Stock Market Index Fund | 1,708,156 |
| Goldman Sachs Mid-Cap Value Fund | 1,860,093 |
| American Funds Capital World Growth & Income Fund | 362,392 |
| Davis New York Venture Fund | 808,632 |
| American Beacon Large-Cap Fund | 1,078,044 |
| Hartford Growth Fund | 135,413 |
| Fidelity Freedom Income Fund | 72,178* |
| Fidelity Freedom 2010 Fund | 461,201* |
| Fidelity Freedom 2015 Fund | 591,971* |
| Fidelity Freedom 2020 Fund | 765,457* |
| Fidelity Freedom 2025 Fund | 580,413* |
| Fidelity Freedom 2030 Fund | 444,443* |
| Fidelity Freedom 2035 Fund | 223,726* |
| Fidelity Freedom 2040 Fund | 244,931* |
| Spartan International Index Fund | 321,606* |
| Fidelity U.S. Bond Index Fund | 352,242* |
| Total net appreciation in fair value of investments | $129,482,945 |

* Represents a party-in-interest to the Plan

\# Nonparticipant directed

## 4. FAIR VALUE MEASUREMENTS

ASC 820, Fair *Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer or the beginning of the reporting period or the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table set forth by level within the fair value hierarchy a summary of the Plan's investments measured and reported at fair value on a recurring basis at December 31, 2010 and 2009. Notes receivable from participants and the loan payable to the Company are not reported at fair value.

| | 2010 Total | Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Common Stock | $ 517,763,828 | $ 517,763,828 | $ - | $ - |
| Berkshire Hathaway - B Unitized Fund | 44,582,497 | - | 44,582,497 | $ - |
| Other Mutual Funds | 356,466,518 | 356,466,518 | - | - |
| Common Collective Trust | 18,448,810 | - | 18,448,810 | - |
| Total Investments | $ 937,261,653 | $ 874,230,346 | $ 63,031,307 | $ - |

| | 2009 Total | Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Common Stock | $ 442,823,841 | $ 442,823,841 | $ - | $ - |
| Berkshire Hathaway - B Unitized Fund | 38,473,385 | - | 38,473,385 | $ - |
| Mutual Funds | 313,655,532 | 313,655,532 | - | - |
| Common Collective Trust | 16,752,623 | - | 16,752,623 | - |
| Total Investments | $ 811,705,381 | $ 756,479,373 | $ 55,226,008 | $ - |

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

## 5. STABLE VALUE FUND

The Fidelity Managed Income Portfolio (the "Fund") is a collective trust fund sponsored by Fidelity Investments ("Fidelity"). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value ("NAV") of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

**Limitations on the Ability of the Fund to Transact at Contract Value:**

*Restrictions on the Plan* — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
- Any transfer of assets from the Fund directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan

*Circumstances That Impact the Fund* — The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrap" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow
- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

## 6. PLAN TERMINATION

The Company intends to continue the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

## 7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The balances of these Fidelity mutual funds at December 31, 2010 and December 31, 2009 were $212,437,497 and $198,786,978 respectively, and the value of these funds appreciated during the year ended December 31, 2010 by $16,528,698.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of common stock in the Berkshire Hathaway-B ESOP Fund have a cost of $115,448,590 and $120,642,509 and fair values of $517,763,828 and $442,823,841 at December 31, 2010 and 2009, respectively. These investments appreciated in value during the year ended December 31, 2010 by $85,701,661.

Shares of common stock in the Berkshire Hathaway-B Unitized Fund had fair values of $44,582,497 and $38,473,385 at December 31, 2010 and 2009, respectively. These investments appreciated in value during the year ended December 31, 2010 by $8,403,162.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

## 8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 11, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.



* * * * * *

## EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

### FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2010

| (a) | (b) Identity of Issue, Borrower, Lessor or Similar Party | (c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | (d) Cost ** | (e) Current Value |
|---|---|---|---|---|
| * | Berkshire Hathaway - B ESOP Fund | Common Stock | $ 115,448,590 | $ 517,763,828 |
| * | Fidelity Magellan Fund | Mutual Fund | ** | 19,690,800 |
| * | Berkshire Hathaway - B Unitized Fund | Mutual Fund | ** | 44,582,497 |
| * | Fidelity Growth Company Fund | Mutual Fund | ** | 28,393,740 |
| * | Fidelity Small-Cap Independence Fund | Mutual Fund | ** | 7,475,830 |
| * | Fidelity Balanced Fund | Mutual Fund | ** | 21,839,474 |
| | PIMCO High Yield Fund | Mutual Fund | ** | 7,577,120 |
| * | Fidelity Real Estate Fund | Mutual Fund | ** | 7,154,480 |
| | Neuberger Berman Genesis Trust Fund | Mutual Fund | ** | 17,768,577 |
| | PIMCO Global Bond Fund | Mutual Fund | ** | 9,379,847 |
| | Vanguard Institutional Index Fund | Mutual Fund | ** | 8,536,172 |
| | Vanguard Mid-Cap Index Fund | Mutual Fund | ** | 8,493,393 |
| | Lazard Emerging Markets Portfolio | Mutual Fund | ** | 22,254,998 |
| | Allianz RCM Mid-Cap Fund | Mutual Fund | ** | 1,551,361 |
| | Artio International Equity Fund | Mutual Fund | ** | 14,718,812 |
| | Vanguard Inflation Protected Securities Fund | Mutual Fund | ** | 15,704,855 |
| | Vanguard Small-Cap Index Fund | Mutual Fund | ** | 6,031,943 |
| | Vanguard Total Stock Market Index Fund | Mutual Fund | ** | 13,348,402 |
| | Goldman Sachs Mid-Cap Value Fund | Mutual Fund | ** | 10,202,123 |
| | American Funds Capital World Growth & Income Fund | Mutual Fund | ** | 7,885,145 |
| | Davis New York Venture Fund | Mutual Fund | ** | 8,346,282 |
| | American Beacon Large-Cap Fund | Mutual Fund | ** | 9,828,931 |
| | Hartford Growth Fund | Mutual Fund | ** | 849,870 |
| * | Fidelity Freedom Income Fund | Mutual Fund | ** | 1,319,147 |
| * | Fidelity Freedom 2010 Fund | Mutual Fund | ** | 4,546,011 |
| * | Fidelity Freedom 2015 Fund | Mutual Fund | ** | 6,731,616 |
| * | Fidelity Freedom 2020 Fund | Mutual Fund | ** | 8,300,318 |
| * | Fidelity Freedom 2025 Fund | Mutual Fund | ** | 5,594,511 |
| * | Fidelity Freedom 2030 Fund | Mutual Fund | ** | 4,132,710 |
| * | Fidelity Freedom 2035 Fund | Mutual Fund | ** | 1,950,411 |
| * | Fidelity Freedom 2040 Fund | Mutual Fund | ** | 2,062,544 |
| * | Spartan International Index Fund | Mutual Fund | ** | 6,701,773 |
| * | Fidelity U.S. Bond Index Fund | Mutual Fund | ** | 15,150,658 |
| * | Fidelity Retirement Money Market Portfolio | Money Market Fund | ** | 29,493,813 |
| * | Fidelity Managed Income Portfolio | Common Collective Trust | ** | 18,448,810 |
| * | Fidelity Retirement Government Portfolio | Money Market Fund | ** | 23,450,851 |
| * | Various Participants | Participant Loans (maturing through 2040 at interest rates from 4.25% to 11.5%) | ** | 5,161,535 |
| Total | | | | $ 942,423,188 |

* Party-in-interest.

** Cost information is not required for participant directed investments and, therefore, is not included.